Exhibit 99.1

Note to Editors: Not for dissemination or distribution in the United States

Scotiabank Announces Conversion Privilege of Preferred Shares Series 32 and Dividend Rates on Non-Cumulative 5-Year Rate Reset Preferred Shares Series 32 and Non-Cumulative Floating Rate Preferred Shares Series 33

TORONTO, December 31, 2015 – Scotiabank (BNS: TSX, NYSE) today announced that it does not intend to exercise its right to redeem the currently outstanding Non-cumulative 5-Year Rate Reset Preferred Shares Series 32 of Scotiabank (the "Preferred Shares Series 32") on February 2, 2016 and, as a result, subject to certain conditions, the holders of Preferred Shares Series 32 have the right to convert all or part of their Preferred Shares Series 32 on a one-for-one basis into Non-cumulative Floating Rate Preferred Shares Series 33 of Scotiabank (the "Preferred Shares Series 33") on February 2, 2016. Holders who do not exercise their right to convert their Preferred Shares Series 32 into Preferred Shares Series 33 on such date will retain their Preferred Shares Series 32.

The foregoing conversions are subject to the conditions that: (i) if Scotiabank determines that there would be less than one million Preferred Shares Series 32 outstanding after February 2, 2016, then all remaining Preferred Shares Series 32 will automatically be converted into Preferred Shares Series 33 on a one-for-one basis on February 2, 2016, and (ii) alternatively, if Scotiabank determines that there would be less than one million Preferred Share Series 33 outstanding after February 2, 2016, no Preferred Shares Series 32 will be converted into Preferred Shares Series 33. In either case, Scotiabank shall give a written notice to that effect to holders of Series 32 Preferred Shares no later than January 25, 2016.

With respect to any Preferred Shares Series 32 that remain outstanding after February 2, 2016, commencing as of such date, holders thereof will be entitled to receive non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors of Scotiabank and subject to the Bank Act (Canada).  The dividend rate for the five-year period commencing on February 2, 2016 and ending on February 1, 2021 will be 2.063%, being equal to the 5-Year Government of Canada bond yield determined as at 0.723% plus 1.34%, as determined in accordance with the terms of the Preferred Shares Series 32.

With respect to any Preferred Shares Series 33 that may be issued on February 2, 2016, holders thereof will be entitled to receive floating rate non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors of Scotiabank and subject to the Bank Act (Canada), based on a dividend rate equal to the 90-day Canadian Treasury Bill yield plus 1.34%, on an actual/365 day count basis, subject to certain adjustments in accordance with the terms of the Preferred Shares Series 32.  The dividend rate for the period commencing on February 2, 2016 and ending on April 25, 2016 will be equal to 1.837%, as determined in accordance with the terms of the Preferred Shares Series 33. In addition, holders who exercise their right to convert to Preferred Shares Series 33 will be entitled to receive, on a pro rata basis, any dividend that may be declared by the Board of Directors of Scotiabank for Preferred Shares Series 32 for the period commencing on January 27, 2016 and ending on  and including February 1, 2016.

Beneficial and registered owners of Preferred Shares Series 32 who wish to exercise their right of conversion should communicate as soon as possible with their broker or other nominee and ensure that they follow their instructions in order to meet the deadline to exercise such right, which is 5:00 p.m. (EDT) on January 18, 2016.

Scotiabank is Canada's international bank and a leading financial services provider in North America, Latin America, the Caribbean and Central America, and parts of Asia. We are dedicated to helping our 23 million customers become better off through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of approximately 90,000 employees and assets of $856 billion (as at October 31, 2015), Scotiabank trades on the Toronto (TSX: BNS) and New York Exchanges (NYSE: BNS). Scotiabank distributes the Bank's media releases using Marketwired. For more information, please visit www.scotiabank.com and follow us on Twitter @ScotiabankNews.

For further information, please contact:

Christy Bunker
Managing Director, Group Treasury
(416) 933-7974
christy.bunker@scotiabank.com

Or

Jake Lawrence
Senior Vice President, Investor Relations
(416) 866-5712
jake.lawrence@scotiabank.com